Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

CUIT: 30-70496280-7

April 22, 2014

Buenos Aires

To the Comisión Nacional de Valores (National Securities Commission)

Ref.:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V (Series I) Notes

We hereby inform you that on April 22, 2014 Grupo Financiero Galicia S.A. intends to make the first payment in respect of its Class V (Series I) Notes issued under its Global Program for the issuance of short-, mid- and/or long term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: April 30, 2014.

Item: Payment of interest corresponding to the period starting on January 30, 2014 and ending on April 29, 2014 (inclusive).

Applicable Interest Rate: Class V (Series I) Notes accrue BADLAR (25.503178%) + 4.25% interest.

Amount of Interest: The applicable interest rate for the period described above is 29.753178% and the amount of interest payable is Ps. 7,468,455.25.

ISIN N°: ARGFGA050130

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in that certain Pricing Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.
A. Enrique Pedemonte
Attorney-in-fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183  www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A.

CUIT: 30-70496280-7

April 22, 2014

Buenos Aires

To the Comisión Nacional de Valores (National Securities Commission)

Ref.:	Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class V (Series II) Notes

We hereby inform you that on April 22, 2014 Grupo Financiero Galicia S.A. intends to make the first payment in respect of its Class V (Series II) Notes issued under its Global Program for the issuance of short-, mid- and/or long term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: April 30, 2014.

Item: Payment of interest corresponding to the period starting on January 30, 2014 and ending on April 29, 2014 (inclusive).

Applicable Interest Rate: Class V (Series II) Notes accrue BADLAR (25.503178%) + 5.25% interest.

Amount of Interest: The applicable interest rate for the period described above is 30.753178% and the amount of interest payable is Ps. 5,929,886.75.

ISIN N°: ARGFGA050148

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in that certain Pricing Supplement dated January 16, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.
A. Enrique Pedemonte
Attorney-in-fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183  www.gfgsa.com